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                            July 1, 2021

       Mark Chi Hang Lo
       Chief Executive Officer
       AMTD Digital Inc.
       25/F Nexxus Building
       41 Connaught Road Central
       Hong Kong

                                                        Re: AMTD Digital Inc.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form F-1
                                                            Filed on June 16,
2021
                                                            File No. 333-256322

       Dear Mr. Lo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2021 letter.

       Amendment No. 2 to Form F-1 filed June 16, 2021

       Prospectus Summary, page 1

   1.                                                   We note your disclosure
on pages 2, 73, 131 and 142 that Singa Bank is    in application
                                                        for a digital financial
license. Please clarify what    in application    means, such as the
                                                        steps involved in the
application process and where the company is within the application process. As part of the
discussion, also clarify if you have an active application pending or whether you intend
to submit an application in the future. We also note your disclosure on page 142 that as of
the date of the prospectus four licenses had been granted to other applicants, but you are
pursuing the fifth digital banking license. We note a December 4,
 Mark Chi Hang Lo
AMTD Digital Inc.
July 1, 2021
Page 2
         2020 media release by the Monetary Authority of Singapore announced four successful digital bank applicants, but made no reference to a fifth license remaining available.
         Similarly, provide clarity in regards to what    in application
means in regards to Applaud,
         since your disclosure pages 2, 74 and 131 indicates that Applaud    is
applying    for a direct
         insurer license, but is unclear as to whether this means Applaud has already applied or intends to apply in the future. We note similar language on page 64 where the disclosure
         indicates the consortium    is applying    for a digital banking
license in Singapore. Revise
         throughout for clarity in regards to the existence of any active license applications, or whether such disclosure relates to plans to submit such applications and the anticipated steps involved and timing of such application submissions. Please also update risk factor disclosure regarding any risks involved with receiving regulatory approvals related to pending applications, or applications you intend to make, if applicable.
Risk Factors, page 17

2. Please add a risk factor to the registration statement that discusses the risks associated with you falling within the definition of investment company under the Investment
         Company Act of 1940 (   1940 Act   ), notwithstanding efforts to
structure and operate your
         business in a manner that avoids investment company status. In the risk factor, address why the company believes it is not an investment company, including by reference to any applicable exemptions from investment company status, as well as a description of the consequences to the Company should it be deemed an investment company under the
         1940 Act.
       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameMark Chi Hang Lo                            Sincerely,
Comapany NameAMTD Digital Inc.
                                                              Division of
Corporation Finance
July 1, 2021 Page 2                                           Office of Finance
FirstName LastName